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Washington, D.C. 20001

TELEPHONE: +1-202-636-5580
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Direct Dial Number		E-mail Address
(202) 636-5580		Neesa.sood@stblaw.com
June 27, 2025
Via EDGAR
Aisha Adegbuyi
Tonya Aldave
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carlyle Private Equity Partners Fund, L.P.
Registration Statement on Form 10-12G
Filed May 2, 2025
File No. 000-56746
Dear Mses. Adegbuyi and Aldave:
On behalf of Carlyle Private Equity Partners Fund, L.P. (the “Fund”), we are providing responses to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance on May 29, 2025, relating to the above-referenced registration statement on Form 10, filed with the SEC on May 2, 2025 (the “Registration Statement”).
Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	June 27, 2025
Registration Statement on Form 10-12G
General
1.    We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that Division may contact you separately in connection with their review.
Response: The Fund acknowledges the Staff’s comment.
2.    Please confirm your understanding that your Registration Statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
Response: The Fund acknowledges the Staff’s comment.
Item 1. Business, page 1
3.    Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
    Response: The Fund respectfully submits that the disclosure on page 1 includes a plan of operations for the next twelve months, including the material steps required to pursue the Fund’s planned activities (i.e., commence the Private Offering and begin investment operations), as provided below. Further, the Fund has added additional disclosure in bold regarding the plan of acquisition of the Fund’s initial investments on page 1.
    “As of the date of this Registration Statement, we have not yet commenced investment operations and activities and, as a result, we currently do not hold any Investments and have not generated any revenues. Over the next twelve months, we intend to commence the Private Offering and begin investment operations. In addition, as described further below, an affiliate of Carlyle has acquired and will continue to acquire investments with the expectation that approved investments will be transferred to the Fund. Further, it is expected that the Fund will agree to acquire, and such affiliate will agree to transfer, approved investments on the terms described in the Warehousing Agreement (as defined below) over time as the Fund raises capital in the Private Offering. See “Item 1A. Risk Factors—Risks Related to Warehousing” for more information. See “—Investment Process” below for information regarding the Fund’s process for identifying, evaluating and monitoring investments.

Securities and Exchange Commission	June 27, 2025
4.    We note your disclosure on pages 88 and 91 relating to the "platform arrangements," stating that the Fund may create, invest or co-invest with third parties in investment platforms. Please revise your business section to describe such "platform arrangements." Similarly, noting your disclosure on page 101 where you state that you may invest in loans either through primary issuances or in secondary transactions "including potentially on a synthetic basis," please revise your disclosure in the business section to provide additional details on these types of transactions.
Response: The Fund has revised the disclosure accordingly on page 3.
(a) General Development of Business, page 1
5.    With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit redemptions during the offering.
    Response: The Fund respectfully submits that Rule 102(b)(3) of Regulation M exempts redemptions by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of the instruments governing the securities; provided that such securities are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Fund is a limited partnership; its Units are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network; and the redemption price of the Units will be at NAV as set forth in the Fund’s Limited Partnership Agreement. Accordingly, Regulation M would not prohibit the Fund from making redemptions during its continuous private offering.
6.    Please explain briefly what you mean by the Fund being "structured as a perpetual life strategy," as referenced in the second paragraph of this section.
    Response: The term “perpetual life strategy” is used to reflect the Fund’s perpetual nature (e.g., has no maturity or termination date) and that its Units are intended to be sold on a continuous basis at a price equal to the Fund’s monthly net asset value per Unit. The Fund has revised the disclosure accordingly on page 1.
The General Partner and the Investment Advisor, page 4
7.    Please revise the disclosure to provide additional information regarding the general partner's background, including its key personnel and any previous roles in managing funds, including any sector specific experience. In addition, please provide more detailed information regarding the general partner's performance history.
    Response: The Fund notes that the General Partner is a recently formed entity and has revised the Registration Statement accordingly on page 4. The key personnel of the General Partner are the CPEP Investment Committee, whose biographies are disclosed on pages 176 through 180, including their previous roles in managing funds and sector specific experience. As a recently formed entity, the General Partner has no performance history.

Securities and Exchange Commission	June 27, 2025
Valuation, page 17
8.    We note that the Fund intends to calculate NAV monthly. Please clarify whether any third party will expertise any of the quantitative NAV disclosures, such as valuation of the Fund's assets.
    Response: As stated on page 187, the Fund confirms that independent valuation advisors will provide positive assurance for the General Partner’s valuation of each Illiquid Investment no less frequently than annually.
Item 1A. Risk Factors, page 32
9.    We note that your risk factors appear under short phrases such as "software code protection," "third-party infringement claims," "investment in debt," and other similar phrases. Please revise the entire risk factors section to include each risk factor under a subcaption that adequately describes the risk. Refer to Item 105(a) of Regulation S-K.
Response: The Fund has revised the disclosure as requested.
Certain General Risks Relating to Investments in the Fund, page 32
10.    We note your disclosure that "[a]dditional risks and uncertainties not currently known to the Fund, or that have not been noted in this Registration Statement, also may have a negative or adverse effect, which could be material, on the performance of the Fund and the value of the Units." Please remove the reference to risks and uncertainties "that have not been noted in this Registration Statement" or revise to clarify that you have included all known material risks. Refer to Item 105 of Regulation S-K.
Response: The Fund has removed the reference to risks and uncertainties "that have not been noted in this Registration Statement" on page 32 as requested.
Liquidity Requirements, page 41
11.    We note your disclosure that the Fund "will have significant liquidity requirements." Please disclose the specific liquidity requirements you are referencing here.
Response: The Fund has revised the disclosure to clarify that the referenced significant liquidity requirements are those disclosed in (i) though (v) in the first paragraph under “The Fund will have significant liquidity requirements” on page 42, as provided below (emphasis added).
“As described in more detail in the next sentence, the Fund will have significant liquidity requirements, and adverse market and economic conditions may adversely affect the Fund’s sources of liquidity, which could adversely affect the Fund’s business operations in the future. The Fund expects that its primary

Securities and Exchange Commission	June 27, 2025
liquidity needs will consist of cash required to meet various obligations, including, without limitation, to: (i) redeem its Units in connection with the Redemption Program, (ii) grow the Fund’s investments, including by acquiring new Portfolio Companies and otherwise supporting its existing Portfolio Companies, (iii) service debt obligations including the payment of obligations at maturity, on interest payment dates or upon redemption, as well as any contingent liabilities, including from litigation, that may give rise to future cash payments, (iv) fund cash operating expenses and contingencies, including for litigation matters, and (v) pay any cash distributions in accordance with its distribution policy for the Units, if any. These liquidity requirements may be significant.”
Forward-Looking Statements; Opinions and Beliefs, page 61
12.    We note your disclosure on top of page 62 that "none of Carlyle, the Fund, the General Partner, any of their respective affiliates or any of their respective directors, officers, employees, members, partners or shareholders assumes any responsibility for the accuracy or completeness of such information." Because this disclaimer does not appear to be consistent with your disclosure obligations, please remove it.
Response: The Fund has removed the referenced disclosure.
The Authentix Matter, page 73
13.    We note your disclosure here relating to the Authentix legal action. Please revise the registration statement to include Item 103 of Regulation S-K disclosure or tell us why you have not included it. If applicable, update your disclosure related to the appeal. Refer to Item 8 of Form 10.
    Response: The Fund respectfully advises that Item 103 of Regulation S-K (“Item 103”) requires material legal proceedings to which “the registrant or any of its subsidiaries is a party or of which any of their property is subject” be disclosed. None of the Fund, its subsidiaries or any of their property is party and/or subject to the Authentix legal action and, accordingly, Item 103 disclosure is not required. Accordingly, the Fund has removed the referenced disclosure.
Fortitude Reinsurance-Related Strategic Asset Management Relationships, page 155
14.    Please briefly describe the "certain advisory services" you are referring to in the penultimate paragraph on page 155.
Response: The Fund respectfully submits that “certain advisory services” includes advice on asset allocation and the selection of investment advisers with respect to all asset classes as stated at the top of page 160. Further, the disclosure has been revised to indicate that the

Securities and Exchange Commission	June 27, 2025
services also include business development and growth, transaction origination and execution and capital management services.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 170
15.    We note your disclosure that the general partner has made an initial capital contribution of $1,000 in cash, in exchange for 40 Class C Units. Please add a beneficial ownership table that identifies your beneficial owner(s), as required by Item 403 of Regulation S-K. Refer to Item 4 of Form 10.
    Response: The Fund respectfully advises that management’s beneficial ownership table is included on page 175 as required by Item 403(b) of Regulation S-K. With respect to the beneficial ownership table included in Item 403(a) of Regulation S-K, the Fund notes that the Item 403(a) table requires registrants identify beneficial owners of more than five percent of any class of the registrant’s “voting securities.” As stated on page 7, Shareholders are not entitled to nominate or vote in the election of the Fund’s directors. Further, Shareholders are not able to bring matters before meetings of Shareholders or nominate directors at such meetings, nor are they generally able to submit Shareholder proposals under Rule 14a-8 of the Exchange Act.  Accordingly, the Fund’s Units are not “voting securities” as stated on page 175 and the Fund has no beneficial owners to identify in the Item 403(a) beneficial ownership table.
Item 5. Directors and Executive Officers
Biographical Information, page 171
16.    Please discuss your directors' specific experience, qualifications, attributes or skills that led to the conclusion that these persons should serve as directors. Refer to Item 401(e) of Regulation S-K.
Response: The Fund has revised the disclosure accordingly on pages 177 and 178.
***
Please feel free to contact me (202-636-5580 or neesa.sood@stblaw.com) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Neesa Patel Sood
Neesa Patel Sood

Securities and Exchange Commission	June 27, 2025

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Jordan Cross, Simpson Thacher & Bartlett LLP
William Golden, Simpson Thacher & Bartlett LLP
Anat Holtzman, Simpson Thacher & Bartlett LLP
David Lobe, The Carlyle Group Inc.